UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)1

SBA Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

78388J106

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78388J106	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Permit Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 6,513,606 **see Note 1**
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 6,513,606 **see Note 1**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,513,606 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1(a)	Name of Issuer: SBA Communications Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: One Town Center Road, Third Floor, Boca Raton, Florida 33468

Item 2(a)	Name of Person Filing: Permit Capital, LLC

Item 2(b)	Address of Principal Business Offices: 100 Front Street, Suite 900, West Conshohocken, PA 19428.

Item 2(c)	Citizenship: Delaware

Item 2(d)	Title of Class of Securities: Class A Common Stock

Item 2(e)	CUSIP Number: 78388J106

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act

	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

6,513,606 **see Note 1**

	(b)	Percent of class:

7.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 6,513,606 **see Note 1**

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 6,513,606 **see Note 1**

**Note 1** Permit Capital, LLC (“PCLLC”), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice and serves as investment manager to certain of its clients (the “Funds”). In its role as investment advisor or manager, PCLLC possesses investment and/or voting power over the securities of the Issuer described in this schedule that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. PCLLC disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

While PCLLC may be deemed the beneficial owner of the shares of Common Stock of the Issuer, PCLLC is the beneficial owner of such stock on behalf of the Funds which have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. To the knowledge of PCLLC, the only Funds which have the power to direct the receipt of dividends from, or the proceeds from the sale of, more that 5% of the Common Stock of the Issuer are: Permit Capital Telecom, L.P., Permit Capital GP, L.P., and Permit Capital GP, Inc.

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

PCLLC is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. See Note 1.

Item 8	Identification and Classification of Members of the Group. Not applicable

Item 9	Notice of Dissolution of Group. Not applicable

Item 10

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006	Permit Capital, LLC

	By:	/s/ Ronald Reese
Ronald Reese
Vice President